UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LPL FINANCIAL HOLDINGS INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

50212V100
(CUSIP Number)

Richard T. McGuire III
Marcato Capital Management LP
Four Embarcadero Center
Suite 2100
San Francisco, CA 94111
(415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Jeffrey L. Kochian, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000

January 12, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50212V100

1	Names of Reporting Persons MARCATO CAPITAL MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,388,985
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,388,985
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,388,985
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.9%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 50212V100

1	Names of Reporting Persons RICHARD T. MCGUIRE III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,388,985
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,388,985
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,388,985
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.9%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 50212V100

1	Names of Reporting Persons MARCATO, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,097,245
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,097,245
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,097,245
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.2%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 50212V100

1	Names of Reporting Persons MARCATO II, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 85,238
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 85,238
11	Aggregate Amount Beneficially Owned by Each Reporting Person 85,238
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 50212V100

1	Names of Reporting Persons MARCATO INTERNATIONAL MASTER FUND, LTD.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,206,502
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,206,502
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,206,502
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 3.6%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 50212V100
SCHEDULE 13D

This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on September 22, 2015, as amended from time to time (the “Schedule 13D”), relating to Common Stock, par value $0.001 per share (the “Shares”), of LPL Financial Holdings Inc., a Delaware corporation (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The net investment costs (including commissions, if any) of the Shares and call options on Shares previously disclosed or reported in Items 5 and 6 directly owned by the Funds is approximately $200,386,671.  The Shares and call options on Shares were purchased with the working capital of the Funds.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

This Amendment No. 2 is being filed to report the disposition of Shares reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership.

Item 5.	Interest in Securities of the Issuer.

The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

(a) - (e) As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 4,388,985 Shares (the “Marcato Shares”) constituting 4.9% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 1,097,245 Shares, constituting 1.2% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 85,238 Shares, constituting 0.1% of the Shares and (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 3,206,502 Shares, constituting 3.6% of the Shares, each based upon a total of 89,372,243 Shares outstanding as of December 15, 2015 (based on disclosure in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 29, 2015, and disclosure regarding a repurchase of Shares by the Issuer disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 11, 2015).

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,097,245 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 85,238 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct vote of (and the shared power to dispose or direct the disposition of) 3,206,502 Shares.  Marcato, as the investment manager of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares. By virtue of Mr. McGuire’s position as managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 2.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

On January 13, 2016, all of the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

As previously disclosed, the Reporting Persons had entered into swaps with respect to Shares.  Effective as of the date of this filing, all swaps held by the Reporting Persons that were previously disclosed have been terminated.  The swaps did not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and did not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons had disclaimed any beneficial ownership of any Shares referenced in the swap contracts or Shares or other securities or financial instruments that may have been held from time to time by any counterparty to the contracts.  As of the date of this filing, the number of Shares specified in swaps is 0 with respect to Marcato, L.P., 0 with respect to Marcato II, L.P., and 0 with respect to Marcato International Master Fund, Ltd.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2 - Transactions in the Shares effected in the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 14, 2016	MARCATO CAPITAL MANAGEMENT LP

	By:	Marcato Holdings LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: January 14, 2016	RICHARD T. MCGUIRE III

	By:	/s/ Richard T. McGuire III

Date: January 14, 2016	MARCATO, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: January 14, 2016	MARCATO II, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: January 14, 2016	MARCATO INTERNATIONAL MASTER FUND, LTD.

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Director